Exhibit 99.1

FCA US LLC Reaches Agreement with U.S. Attorney’s Office to
Resolve Diesel Emissions Investigation

AMSTERDAM, June 3, 2022 – FCA US LLC, a wholly owned subsidiary of Stellantis N.V., issued today the following press release.

FCA US LLC (FCA US) has agreed to a settlement that resolves a U.S. Department of Justice criminal investigation involving approximately 101,482 vehicles from model-years 2014 to 2016 equipped with second-generation EcoDiesel V-6 engines. The agreement, which is subject to U.S. federal court approval, includes a guilty plea, a fine of $96.1 million, and the forfeiture of $203.6 million in gains derived from the conduct. Consumer claims related to the subject vehicles have already been resolved, and no additional recalls are required. As described in Stellantis N.V.’s 2021 financial disclosures, approximately €266 million ($301 million) was previously accrued related to this matter, which is sufficient to cover the forfeiture and penalty imposed by the plea agreement.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world’s leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Shawn MORGAN +1 (248) 760-2621 – shawn.morgan@stellantis.com
communications@stellantis.com
www.stellantis.com